

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 27, 2008

Mr. Carl d. Paschetag, Jr.
TRC Companies, Inc.
21 Griffin Road North
Windsor, Connecticut 06095

      RE: **TRC Companies, Inc.**
                Form 10-K for the fiscal year ended June 30, 2007
                Filed December 14, 2007
                File #1-9947

Dear Mr. Paschetag:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2007

Form 10-K Cover Page

1. We note that you checked the box to indicate that you have not filed all required reports during the preceding 12 months. Please tell us why you believe you were unable to check the "yes" box.

2. We note that you did not check the box to indicate that the annual report does not contain disclosure concerning tardy Section 16 reports (i.e., by not checking the box you are indicating that there are tardy Section 16 reports). We further note, however, that your annual report does not contain disclosure concerning tardy Section 16 reports. In future filings, please check the box if there is no tardy Section 16 report disclosure in the annual report.

Item 3. Legal Proceedings, page 21

3. In future filings, for any legal proceedings for which you provide disclosure please fully identify by name the principal parties to the proceedings and identify the relief sought. Please see Item 103 of Regulation S-K.

Critical Accounting Policies, page 30
Revenue Recognition, page 31

4. We note from your disclosure on pages 12 and 55 that your results have been negatively impacted by your project acceptance controls, timing of customer invoicing and collection efforts. With a view towards future disclosure, please supplementally provide us with a discussion of how these factors have been considered in your revenue recognition policy and, to the extent practicable, please quantify the impact these factors have had on your operating results.

Results of Operations, page 38

5. We note your disclosure that your provision of doubtful accounts was impacted by the recovery of certain large receivables that had been reserved for in prior years. Please revise future filings to quantify the impact of any significant recoveries in your discussion of operations as well as in your Schedule II footnote disclosure.

Note 1. Company Background and Basis of Presentation, page 55

6. With a view toward future disclosure, please provide us with a more specific and comprehensive discussion of the contracts you account for using the proportionate consolidation method and how you determined that this treatment was appropriate. Reference EITF 00-1.

Note 9. Goodwill and Intangible Assets, page 73

7. With a view towards future disclosure, please supplementally provide us with a more specific and comprehensive discussion of your goodwill impairment policy. Based on your current disclosure, it is unclear if your policy complies with paragraphs 19-21 of SFAS 142.

Note 16. Reportable Segments, page 88

8. We note from your disclosure on page two that you have created a new matrix management and reporting structure. Please supplementally provide us with a more comprehensive description of this new structure and tell us what consideration you gave to the impact of this new structure on your determination of your operating and reporting segments.

Item 10. Directors, Executive Officers and Corporate Governance, page 108
Board Meetings and Committees, page 109

9. Regarding the definition of "audit committee financial expert" referenced in the second full paragraph, please note that the term is defined in Item 407(d)(5)(ii) of Regulation S-K and is no longer in Item 401 of Regulation S-K. Please revise in future filings.

Compensation Discussion and Analysis, page 112
Elements of Compensation, page 116

10. In future filings, please disclose and quantify the performance targets and criteria used for base salary adjustments.

Base Salaries, page 115

11. In future filings, please disclose how the committee determined the base salary figures.

Annual Incentive Plan, page 116

12. In future filings, please specifically identify and quantify the individual objectives which represent 30% of the bonus calculation.

Bonus Payments, page 116

13. In future filings, please elaborate on the factors used to award the discretionary bonuses in light of the fact that bonuses were not achieved under the Executive Management Bonus Program.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 131

14. In future filings, when you are providing disclosure in response to Item 404 of Regulation S-K, please include the following information regarding each transaction for which disclosure is provided:

- The name of the related person and the basis on which the person is a related person.
- The related person's interest in the transaction, including the related person's position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction.
- The approximate dollar value of the amount involved in the transaction.
- The approximate dollar value of the amount of the related person's interest in the transaction.
- In the case of indebtedness, the disclosure should include the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.
- Any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.

15. In future filings, please include a description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedule, page 133

16. We note that on page 132 you state that on July 19, 2006 you entered into loan and warrant agreements with Federal Partners, L.P., an affiliate of the Clark Estates, which holds almost 11% of the outstanding shares of your common stock. Please tell us why you did not file these agreements as exhibits pursuant to Item 601(b)(ii)(A) of Regulation S-K.

Signatures, page 135

17. In future filings, please identify which officer has signed on your behalf in the capacity of principal financial officer, as required by General Instruction D to Form 10-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrick King, Staff Attorney, at (202) 551-3338 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief